QualTek Services Inc.

475 Sentry Parkway E, Suite 200

Blue Bell, PA 19422

October 4, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Catherine De Lorenzo and Ruairi Regan
Re:	QualTek Services Inc. and additional registrants listed on Schedule A to Registration Statement on Form S-1

Amendment No. 1 to Registration Statement on Form S-1
Filed October 3, 2022
File No. 333-267477

Ladies and Gentlemen:

QualTek Services Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (the “Registration Statement”), File No. 333-267477, as amended, to 4:00 p.m., Eastern Time, on Thursday, October 6, 2022, or as soon thereafter as practicable.

Please contact Tim Cruickshank of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4794 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Adam Spittler
Adam Spittler
Chief Financial Officer